

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Nelli Galeeva
Deputy Chief Executive Officer for Finance
Mechel PAO
Krasnoarmeyskaya Street 1
Moscow 125167
Russian Federation

> **Re: Mechel PAO**
> **Form 20-F for the year ended December 31, 2021**
> **Filed April 28, 2022**
> **Form 6-K**
> **Filed August 17, 2022**
> **File No. 1-32328**

Dear Ms. Galeeva:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2021

Mining Segment, page 68

1. We note your description of your mining segment. Please disclose if any of your mines are material to your company.

Mineral Resources, page 87

2. Please state your mineral resources are exclusive of reserves, explain why inferred resources are not disclosed, and include a point of reference for your resource disclosure. See Item 1303(b)(3)(v) of Regulation S-K.

3.   Provide resource and reserve estimates for the Uvatskoye and Pugachevsky mines. See Item 1303(b)(3) of Regulation S-K.

<u>Mineral Resources, page 89</u>

4.   Please disclose your cutoff grades, metallurgical recoveries, and operating costs used to estimate your cutoff grades for your resources and reserves. See Item 1302(d)(2) of Regulation S-K.

<u>Mineral Reserves, page 92</u>

5.   We note your resources and reserves are reported on a 100% basis of ownership. Please revise to report resources and reserves that are attributable to your ownership interest. See Item 1303(b)(3)(iii) of Regulation S-K.

<u>Item 5. Operating and Financial Review and Prospects, page 132</u>

6.   We note your disclosure that the ongoing geopolitical conflict is creating challenges for your company and business. Please more fully disclose and discuss the specific challenges you face and the potential impact they may have on your company. Please also disclose whether and how your business segments, products, and/or operations have been and are expected to be materially impacted by supply chain disruptions, especially due to the conflict between Russia and Ukraine. For example, please discuss whether you have or expect to:
  - suspend the production, purchase, sale, or maintenance of certain items;
  - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials or technology;
  - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
  - be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict; or
  - be exposed to supply chain risk in light of the conflict between Russia and Ukraine and/or related geopolitical tension.

Please explain whether and how you have undertaken efforts to mitigate the impact and, where possible, quantify the impact to your business.

<u>Liquidity and Capital Resources, page 151</u>

7.   Please explain whether and how sanctions imposed on Gazprombank and other financial institutions has or may impact the company. Additionally, please discuss how the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) payment system has or may impact the company.

Trend Information, page 164

8. Please update your disclosures, and quantify the impacts where appropriate, to disclose known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption due to the conflict between Russia and Ukraine. Please be advised, trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and other modifications of contracts with customers.

9. Please disclose and discuss any material impact of import or export bans resulting from the conflict between Russia and Ukraine on any products or commodities, used in your business or sold by you. Please disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of needed materials, costs and risks associated with transportation in your business, and the impact on margins and your customers.

10. Your disclosure under Sales on page 165 indicates that you plan to redirect your products to other available markets in response to restrictions in certain regional markets. Your disclosure in the subsequent events footnote on page F-100 indicates that sales chain constraints may cause the loss of significant parts of foreign markets that cannot be replaced. Please reconcile these disclosures and provide quantitative information regarding the impact that sanctions and sales chain limitations have had and are expected to have on your sales and results of operations.

Consolidated Financial Statements
3. Summary of significant accounting policies
(w) Significant accounting estimates, assumptions and judgments, page F-38

11. Please enhance your critical accounting estimate disclosures related to impairment of assets, valuation of inventory, allowance for bad debt, or deferred tax asset valuation, as applicable, with both qualitative and quantitative information, to the extent information is material, to address the following:
    *   the reasons why the critical accounting estimate is subject to uncertainty, including any new uncertainties related to the estimate, such as the asset, customer, or supplier is located in or reliant upon businesses or operations outside Russia where sanctions may have an impact;
    *   the method used to develop the estimate and the significant assumptions underlying its calculation, such as discounted cash flow and the discount rate assumption;
    *   the degree to which the estimate and the underlying significant assumptions have changed over the current period or since the last assessment, including due to effects of changing prices, changes in exchange rates, changes in estimated cash flows due to

> loss of operations, etc.; and
> - the sensitivity of the reported amount to the method and assumptions underlying its calculation. For example, if the cash flow estimates used were based on assumptions about the conflict or sanctions and those assumptions could significantly impact the estimate, that should be disclosed along with how sensitive the estimate is to changes in those assumptions.

Exhibits 15.1, 15.2, 15.3, and 15.4
Location and Access Section, page ES-1

12.   Please locate your properties with an accuracy of one mile, provide the appropriate engineering detail, and ensure your maps and drawings are clear and legible. See Item 601(b)(96)(iii)(B)(3) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4
Geology Local Section, page ES-2

13.   Please provide a geologic cross-section and stratigraphic column for each your properties. See Item 601(b)(96)(iii)(B)(6) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4
Exploration and Drilling Section, page ES-3

14.   Please provide a plan view map of your drill holes and/or sampling locations. See Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4
Sampling and Analytical Test work Section, page ES-4

15.   Please address the following points related to your disclosures of sampling and analytical testing:
   - Describe your sampling methods used at your exploration stage and at your production stage.
   - Provide the Qualified Persons' Opinion on sampling.

See Item 601(b)(96)(iii)(B)(8) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4
Geological Data and Verification Section, page ES-5

16.   Please provide a description of your data verification procedures and the Qualified Persons' Opinion. See Item 601 (b)(96)(iii)(B)(9) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1
Mineral Processing and Testing Section, page ES-6

17.   Please provide a description of your metallurgical testing procedures and the Qualified
Persons' opinion. See Item 601(b)(96)(iii)(B)(10) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1
Resource Estimation Section, page ES-7

18.   Please address the following points related to your mineral resource estimates:
- State your resources are exclusive of reserves.
- Disclose all assumptions, cutoff grade, commodity price, and metallurgical recovery
used to estimate your resources.
- Provide the Qualified Persons' Opinion of your resources.
Refer to Item 601(b)(96)(iii)(B)(11) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1
Reserves Estimation Section, page ES-8

19.   Please address the following points related to your mineral reserves estimates:
- State all assumptions, the cutoff grade, commodity price, and metallurgical recovery
used to estimate your reserves.
- Provide the Qualified Persons' Opinion on adequacy of your current plan.
Refer to Item 601(b)(96)(iii)(B)(12) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2
Mining Operations Section, page ES-9

20.   Please provide the Qualified Persons' Opinion on the adequacy of your current plans. See
Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2
Sales and Marketing Section, page ES-10

21.   Explain how the price forecast was determined and state your final products
specifications. See Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2
Costs Section, page ES-11

22.   Please state all your assumptions, explain your methodology and provide an estimate of
the accuracy of your capital and operating cost estimates. See Item 601(b)(96)(iii)(B)(18)
of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2
Economic Analysis Section, page ES-12

23.   Please state all assumptions used to prepare your economic analysis, provide an annual cash flow forecast with totals, and provide more detail to your economic analysis. See Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2
Methodology and Assumptions Section, page ES-13

24.   We note you have provided disclaimers in certain areas of your technical reports. Please remove all disclaimers from your filing as they are not permitted. See Item 1302(f)(1) of Regulation S-K.

Form 6-K filed on August 17, 2022

General

25.   Please more fully explain to us the reason for your decision to not disclose any interim financial results subsequent to December 31, 2021 and tell us if you have or are required to disclose current interim financial results in any other jurisdictions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ken Schuler at (202) 551-3718 or Craig Arakawa at (202) 551-3650 with any mining related questions. You may contact Mindy Hooker at (202) 551-2732 or Anne McConnell at (202) 551-3709 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ekaterina Videman, Director of Investor Relations